Exhibit 99.1
STATS ChipPAC Reports Third Quarter 2008 Results
Singapore — 10/30/2008, United States — 10/29/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the third quarter 2008.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for the third quarter of 2008 of $472.2 million increased by 8.8% over prior quarter and by 14.0% over the third quarter of 2007. We recorded strong revenue growth in the third quarter despite the challenging global macroeconomic conditions with broad-based customer demand increase in all major markets.”
Net income for the third quarter of 2008, including $21.1 million in equipment impairment charges and $5.1 million in restructuring expenses, decreased by 71.7% to $7.9 million or $0.00 per diluted ordinary share, compared to net income of $27.9 million or $0.01 per diluted ordinary share in the third quarter of 2007.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “We implemented cost control measures to closely align expenses with our business growth and profitability, resulting in restructuring expenses of $5.1 million in the third quarter of 2008. Gross margin for the third quarter of 2008 was 18.5% compared to 17.2% in the prior quarter, and 20.3% in the third quarter of 2007. Our operating margin for the third quarter of 2008, including $21.1 million in equipment impairment charges and $5.1 million in restructuring expenses, was 4.6% of revenue, compared to 8.1% in the prior quarter, and 11.7% in the third quarter of 2007. Capital spending in the third quarter of 2008 was 20.6% of revenue compared to 14.8% in the prior quarter, and 21.4% in the third quarter of 2007. Capital spending increased as we invested in a new wafer bump line to support the growth of our flip chip business.”
Forward-looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; our proposed capital reduction and cash distribution; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. You should not unduly rely on such statements. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2008 ended on September 28, 2008, while our third quarter of 2007 ended on September 30, 2007. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008
Net revenues	$414,231	$472,191	$1,174,884	$1,333,575
Cost of revenues	(330,337)	(384,829)	(946,484)	(1,096,985)

Gross profit	83,894	87,362	228,400	236,590

Operating expenses:
Selling, general and administrative	26,603	29,296	82,638	89,378
Research and development	9,006	10,100	26,176	29,384
Equipment impairment	—	21,091	—	21,091
Restructuring charges	—	5,130	990	6,030
Accelerated share-based compensation	—	—	—	1,562
Tender offer expenses	—	—	10,922	—
Held for sale asset impairment	—	—	1,725	—

Total operating expenses	35,609	65,617	122,451	147,445

Operating income	48,285	21,745	105,949	89,145
Other income (expenses), net	(8,242)	(7,340)	(25,464)	(17,465)

Income before income taxes	40,043	14,405	80,485	71,680
Income tax expense	(10,812)	(4,921)	(24,245)	(19,550)

Income before minority interest	29,231	9,484	56,240	52,130
Minority interest	(1,369)	(1,602)	(3,902)	(4,279)

Net income	$27,862	$7,882	$52,338	$47,851

Net income per ordinary share:
Basic	$0.01	$0.00	$0.03	$0.02
Diluted	$0.01	$0.00	$0.02	$0.02

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,043,247	2,202,163	2,028,171	2,124,512
Diluted	2,194,438	2,204,307	2,185,182	2,127,594

Key Ratios and Information:
Gross Margin	20.3%	18.5%	19.4%	17.7%
Operating Expenses as a % of Revenue	8.6%	13.9%	10.4%	11.0%
Operating Margin	11.7%	4.6%	9.0%	6.7%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$62,883	$73,227	$186,967	$218,052
Capital Expenditures	$88,817	$97,262	$200,976	$216,579

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,115	$97	$3,672	$807
Selling, general and administrative	742	57	2,482	751
Research and development	204	19	776	192
Accelerated share-based compensation	—	—	—	1,562

	$2,061	$173	$6,930	$3,312

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 30,	September 28,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,691	$290,239
Accounts receivable, net	271,360	275,161
Inventories	83,312	86,889
Other current assets	38,489	34,361

Total current assets	635,852	686,650

Marketable securities	15,296	15,332
Property, plant and equipment, net	1,276,490	1,264,248
Investment in equity investee	10,350	10,021
Goodwill and intangible assets	588,712	596,064
Other non-current assets *	70,254	56,836

Total assets	$2,596,954	$2,629,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$235,044	$251,291
Other current liabilities	128,417	156,938
Short-term debts	240,781	88,837

Total current liabilities	604,242	497,066
Long-term debts	423,853	409,672
Other non-current liabilities	125,093	86,469

Total liabilities	1,153,188	993,207

Minority interest	59,797	60,843

Shareholders’ equity	1,383,969	1,575,101

Total liabilities and shareholders’ equity	$2,596,954	$2,629,151

*	Includes $1.0 million and $1.6 million of non-current restricted cash as of September 28, 2008 and December 30, 2007, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	3Q 2007	2Q 2008	3Q 2008
Net Revenues by Product Line
Packaging — laminate	56.4%	57.0%	58.7%
Packaging — leaded	18.5%	17.9%	17.5%
Test and other services	25.1%	25.1%	23.8%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	52.4%	52.6%	51.7%
Personal Computers	14.6%	14.3%	15.8%
Consumer, Multi-applications and Others	33.0%	33.1%	32.5%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	73.9%	73.1%	71.4%
Europe	3.3%	4.2%	5.2%
Asia	22.8%	22.7%	23.4%

	100.0%	100.0%	100.0%

Number of Testers	891	1,020	994
Number of Wirebonders	3,933	4,715	4,760

Overall Equipment Utilization Rate	78%	67%	70%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com